________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                           --------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)

                       American President Companies, Ltd.
                       ----------------------------------
                                (Name of Issuer)

                         COMMON STOCK, par value $0.01
                         ------------------------------
                         (Title of Class of Securities)

                                  029103-108
                              -------------------
                                 CUSIP Number


                   HELLMAN & FRIEDMAN CAPITAL MANAGEMENT, INC.
                         One Maritime Plaza, 12th Floor
                        San Francisco, California   94111
                                 (415) 788-5111

                                 with a copy to:

                              Paul J. Mundie, Esq.
                         Heller Ehrman White & McAuliffe
                                 333 Bush Street
                        San Francisco, California   94104
                                 (415) 772-6186
                     --------------------------------------
                       (Name, address and telephone number
                         of person authorized to receive
                           notices and communications)

                                  August 8, 1995
                                -----------------
                          (Date of Event which requires
                            filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:

                                                         /    /
Check the following box if a fee is being paid with this statement:

                                                         /    /

                              (Page 1 of 24 pages)

CUSIP No. 029103-108           13D

          1)   Name of Reporting Persons:

                    Hellman & Friedman Capital Partners,
                    a California Limited Partnership
_________________________________________________________________

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  / XX /    ________________________________________

          (b)  /    /    ________________________________________
_________________________________________________________________

          3)   SEC Use Only   ___________________________________
_________________________________________________________________

          4)   Source of Funds (See Instructions):  WC
_________________________________________________________________

          5)   /    /  Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

          6)   Citizenship or Place of Organization:  California
_________________________________________________________________

   Number              7)  Sole Voting Power:  -0-
     of               ___________________________________________
   Shares
Beneficially           8)  Shared Voting Power:  1,263,996
   Owned              ___________________________________________
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ___________________________________________
  Person
   With               10)  Shared Dispositive Power:  1,263,996
_________________________________________________________________

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  2,044,030
_________________________________________________________________

         12)  /    /  Check if the Aggregate Amount in Row (11)
                      Excludes Certain Shares (See Instructions)
_________________________________________________________________

         13)  Percent of Class Represented by amount in Row (11):
              7.0%
_________________________________________________________________

         14)  Type of Reporting Person (See Instructions):  PN
_________________________________________________________________

                      (Page 2 of 24 pages)

CUSIP No. 029103-108           13D

          1)   Name of Reporting Persons:

                    Hellman & Friedman Capital Partners
                    International (BVI)
_________________________________________________________________

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  / XX /    ________________________________________

          (b)  /    /    ________________________________________
_________________________________________________________________

          3)   SEC Use Only   ___________________________________
_________________________________________________________________

          4)   Source of Funds (See Instructions):  WC
_________________________________________________________________

          5)   /    /  Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

          6)   Citizenship or Place of Organization:  British
               Virgin Islands
_________________________________________________________________

   Number              7)  Sole Voting Power:  -0-
     of               ___________________________________________
   Shares
Beneficially           8)  Shared Voting Power:  68,227
   Owned              ___________________________________________
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ___________________________________________
  Person
   With               10)  Shared Dispositive Power:  68,227
_________________________________________________________________

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  2,044,030
_________________________________________________________________

         12)  /    /   Check if the Aggregate Amount in Row (11)
                       Excludes Certain Shares (See Instructions)
_________________________________________________________________

         13)  Percent of Class Represented by amount in Row (11):
              7.0%
_________________________________________________________________

         14)  Type of Reporting Person (See Instructions):  PN
_________________________________________________________________

                          (Page 3 of 24)

CUSIP No. 029103-108           13D

          1)   Name of Reporting Persons:

                    APC Partners, L.P.,
                    a California limited partnership
_________________________________________________________________

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  / XX /    ________________________________________

          (b)  /    /    ________________________________________
_________________________________________________________________

          3)   SEC Use Only   ___________________________________
_________________________________________________________________

          4)   Source of Funds (See Instructions):  WC
_________________________________________________________________

          5)   /    /  Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

          6)   Citizenship or Place of Organization:  California
_________________________________________________________________

   Number              7)  Sole Voting Power:  -0-
     of               ___________________________________________
   Shares
Beneficially           8)  Shared Voting Power:  653,833
   Owned              ___________________________________________
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ___________________________________________
  Person
   With               10)  Shared Dispositive Power:  653,833
_________________________________________________________________

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  2,044,030
_________________________________________________________________


         12)  /    /  Check if the Aggregate Amount in Row (11)
                      Excludes Certain Shares (See Instructions)
_________________________________________________________________

         13)  Percent of Class Represented by amount in Row (11):
              7.0%
_________________________________________________________________
e
         14)  Type of Reporting Person (See Instructions):  PN
_________________________________________________________________

                       (Page 4 of 24 pages)

CUSIP No. 029103-108            13D
          1)   Name of Reporting Persons:

                    H&F Redwood Partners, L.P.,
                    a California Limited Partnership
_________________________________________________________________

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  / XX /    ________________________________________

          (b)  /    /    ________________________________________
_________________________________________________________________

          3)   SEC Use Only   ___________________________________
_________________________________________________________________

          4)   Source of Funds (See Instructions):  WC
_________________________________________________________________

          5)   /    /  Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

          6)   Citizenship or Place of Organization:  California
_________________________________________________________________

   Number              7)  Sole Voting Power:  -0-
     of               ___________________________________________
   Shares
Beneficially           8)  Shared Voting Power:  42,642
   Owned              ___________________________________________
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ___________________________________________
  Person
   With               10)  Shared Dispositive Power:  42,642
_________________________________________________________________

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  2,044,030
_________________________________________________________________

         12)  /    /  Check if the Aggregate Amount in Row (11)
                      Excludes Certain Shares (See Instructions)
_________________________________________________________________

         13)  Percent of Class Represented by amount in Row (11):
              7.0%
_________________________________________________________________

         14)  Type of Reporting Person (See Instructions):  PN
_________________________________________________________________

                    (Page 5 of 24 pages)

CUSIP No. 029103-108           13D


          1)   Name of Reporting Persons:

                    Hellman & Friedman Capital Management,
                    a California Limited Partnership
_________________________________________________________________

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  / XX /    ________________________________________

          (b)  /    /    ________________________________________
_________________________________________________________________

          3)   SEC Use Only   ___________________________________
_________________________________________________________________
          4)   Source of Funds (See Instructions):  00 (WC of
               other group member)
_________________________________________________________________

          5)   /    /  Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

          6)   Citizenship or Place of Organization:  California
_________________________________________________________________

   Number              7)  Sole Voting Power:  -0-
     of               ___________________________________________
   Shares
Beneficially           8)  Shared Voting Power:  1,263,996
   Owned              ___________________________________________
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ___________________________________________
  Person
   With               10)  Shared Dispositive Power:  1,263,996
_________________________________________________________________

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  2,044,030
_________________________________________________________________

         12)  /    /  Check if the Aggregate Amount in Row (11)
                      Excludes Certain Shares (See Instructions)
_________________________________________________________________

         13)  Percent of Class Represented by amount in Row (11):
              7.0%
_________________________________________________________________

         14)  Type of Reporting Person (See Instructions):  PN
_________________________________________________________________

                              (Page 6 of 24 pages)

CUSIP No. 029103-108           13D

          1)   Name of Reporting Persons:

                 Hellman & Friedman Capital Management
                 International, a California Limited Partnership
_________________________________________________________________

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  / XX /    ________________________________________

          (b)  /    /    ________________________________________
_________________________________________________________________

          3)   SEC Use Only   ___________________________________
_________________________________________________________________

          4)   Source of Funds (See Instructions):  OO (WC of
               other group member)
_________________________________________________________________

          5)   /    /  Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

          6)   Citizenship or Place of Organization:  California
_________________________________________________________________

   Number              7)  Sole Voting Power:  -0-
     of               ___________________________________________
   Shares
Beneficially           8)  Shared Voting Power:  68,227
   Owned              ___________________________________________
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ___________________________________________
  Person
   With               10)  Shared Dispositive Power:  68,227
_________________________________________________________________

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  2,044,030
_________________________________________________________________

         12)  /    /  Check if the Aggregate Amount in Row (11)
                      Excludes Certain Shares (See Instructions)
_________________________________________________________________

         13)  Percent of Class Represented by amount in Row (11):
              7.0%
_________________________________________________________________

         14)  Type of Reporting Person (See Instructions):  PN
_________________________________________________________________

                      (Page 7 of 24 pages)

CUSIP No. 029103-108           13D

          1)   Name of Reporting Persons:

                    APC Management, L.P.,
                    a California Limited Partnership
_________________________________________________________________

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  / XX /    ________________________________________

          (b)  /    /    ________________________________________
_________________________________________________________________

          3)   SEC Use Only   ___________________________________
_________________________________________________________________

          4)   Source of Funds (See Instructions):  OO (WC of
               other group member)
_________________________________________________________________

          5)   /    /  Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

          6)   Citizenship or Place of Organization:  California
_________________________________________________________________

   Number              7)  Sole Voting Power:  -0-
     of               ___________________________________________
   Shares
Beneficially           8)  Shared Voting Power:  653,833
   Owned              ___________________________________________
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ___________________________________________
  Person
   With               10)  Shared Dispositive Power:  653,833
_________________________________________________________________

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  2,044,030
_________________________________________________________________

         12)  /    /  Check if the Aggregate Amount in Row (11)
                      Excludes Certain Shares (See Instructions)
_________________________________________________________________

         13)  Percent of Class Represented by amount in Row (11):
              7.0%
_________________________________________________________________

         14)  Type of Reporting Person (See Instructions):  PN
_________________________________________________________________

                     (Page 8 of 24 pages)

CUSIP No. 029103-108           13D

          1)   Name of Reporting Persons:

                    H&F Redwood Investors, L.P.,
                    a California Limited Partnership
_________________________________________________________________

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  / XX /    ________________________________________

          (b)  /    /    ________________________________________
_________________________________________________________________

          3)   SEC Use Only   ___________________________________
_________________________________________________________________

          4)   Source of Funds (See Instructions):  OO (WC of
               other group member)
_________________________________________________________________

          5)   /    /  Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

          6)   Citizenship or Place of Organization:  California
_________________________________________________________________

   Number              7)  Sole Voting Power:  -0-
     of               ___________________________________________
   Shares
Beneficially           8)  Shared Voting Power:  42,642
   Owned              ___________________________________________
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ___________________________________________
  Person
   With               10)  Shared Dispositive Power:  42,642
_________________________________________________________________

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  2,044,030
_________________________________________________________________

         12)  /    /  Check if the Aggregate Amount in Row (11)
                      Excludes Certain Shares (See Instructions)
_________________________________________________________________

         13)  Percent of Class Represented by amount in Row (11):
              7.0%
_________________________________________________________________

         14)  Type of Reporting Person (See Instructions):  PN
_________________________________________________________________

                      (Page 9 of 24 pages)

CUSIP No. 029103-108           13D

          1)   Name of Reporting Persons:

                    Hellman & Friedman Capital Management, Inc.

_________________________________________________________________

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  / XX /    ________________________________________

          (b)  /    /    ________________________________________
_________________________________________________________________

          3)   SEC Use Only   ___________________________________
_________________________________________________________________

          4)   Source of Funds (See Instructions):  OO (WC of
               other group member)
_________________________________________________________________

          5)   /    /  Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

          6)   Citizenship or Place of Organization:  California
_________________________________________________________________

   Number              7)  Sole Voting Power:  -0-
     of               ___________________________________________
   Shares
Beneficially           8)  Shared Voting Power:  1,263,996
   Owned              ___________________________________________
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ___________________________________________
  Person
   With               10)  Shared Dispositive Power:  1,263,996
_________________________________________________________________

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  2,044,030
_________________________________________________________________

         12)  /    /  Check if the Aggregate Amount in Row (11)
                      Excludes Certain Shares (See Instructions)
_________________________________________________________________

         13)  Percent of Class Represented by amount in Row (11):
              7.0%
_________________________________________________________________

         14)  Type of Reporting Person (See Instructions):  CO
_________________________________________________________________

                        (Page 10 of 24 pages)

CUSIP No. 029103-108           13D


          1)   Name of Reporting Persons:

                    H&F Capital Management International, Inc.

_________________________________________________________________

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  / XX /    ________________________________________

          (b)  /    /    ________________________________________
_________________________________________________________________

          3)   SEC Use Only   ___________________________________
_________________________________________________________________

          4)   Source of Funds (See Instructions):  OO (WC of
               other group member)
_________________________________________________________________

          5)   /    /  Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

          6)   Citizenship or Place of Organization:  California
_________________________________________________________________

   Number              7)  Sole Voting Power:  -0-
     of               ___________________________________________
   Shares
Beneficially           8)  Shared Voting Power:  68,227
   Owned              ___________________________________________
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ___________________________________________
  Person
   With               10)  Shared Dispositive Power:  68,227
_________________________________________________________________

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  2,044,030
_________________________________________________________________

         12)  /    /  Check if the Aggregate Amount in Row (11)
                      Excludes Certain Shares (See Instructions)
_________________________________________________________________

         13)  Percent of Class Represented by amount in Row (11):
              7.0%
_________________________________________________________________

         14)  Type of Reporting Person (See Instructions):  CO
_________________________________________________________________

                        (Page 11 of 24 pages)

CUSIP No. 029103-108           13D


          1)   Name of Reporting Persons:

                    APC Administrators, Inc.,
                    a California corporation
_________________________________________________________________

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  / XX /    ________________________________________

          (b)  /    /    ________________________________________
_________________________________________________________________

          3)   SEC Use Only   ___________________________________
_________________________________________________________________

          4)   Source of Funds (See Instructions):  OO (WC of
               other group member)
_________________________________________________________________

          5)   /    /  Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

          6)   Citizenship or Place of Organization:  California
_________________________________________________________________

   Number              7)  Sole Voting Power:  -0-
     of               ___________________________________________
   Shares
Beneficially           8)  Shared Voting Power:  653,833
   Owned              ___________________________________________
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ___________________________________________
  Person
   With               10)  Shared Dispositive Power:  653,833
_________________________________________________________________

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  2,044,030
_________________________________________________________________

         12)  /    /  Check if the Aggregate Amount in Row (11)
                      Excludes Certain Shares (See Instructions)
_________________________________________________________________

         13)  Percent of Class Represented by amount in Row (11):
              7.0%
_________________________________________________________________

         14)  Type of Reporting Person (See Instructions):  CO
_________________________________________________________________

                        (Page 12 of 24 pages)

CUSIP No. 029103-108           13D


          1)   Name of Reporting Persons:

                    H&F Redwood Investors, Inc.,
                    a California corporation
_________________________________________________________________

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  / XX /    ________________________________________

          (b)  /    /    ________________________________________
_________________________________________________________________

          3)   SEC Use Only   ___________________________________
_________________________________________________________________

          4)   Source of Funds (See Instructions):  OO (WC of
               other group member)
_________________________________________________________________

          5)   /    /  Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

          6)   Citizenship or Place of Organization:  California
_________________________________________________________________

   Number              7)  Sole Voting Power:  -0-
     of               ___________________________________________
   Shares
Beneficially           8)  Shared Voting Power:  42,642
   Owned              ___________________________________________
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ___________________________________________
  Person
   With               10)  Shared Dispositive Power:  42,642
_________________________________________________________________

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  2,044,030
_________________________________________________________________

         12)  /    /  Check if the Aggregate Amount in Row (11)
                      Excludes Certain Shares (See Instructions)
_________________________________________________________________

         13)  Percent of Class Represented by amount in Row (11):
              7.0%
_________________________________________________________________

         14)  Type of Reporting Person (See Instructions):  CO
_________________________________________________________________

                        (Page 13 of 24 pages)

CUSIP No. 029103-108           13D


          1)   Name of Reporting Persons:

                    F. Warren Hellman

_________________________________________________________________

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  / XX /    ________________________________________

          (b)  /    /    ________________________________________
_________________________________________________________________

          3)   SEC Use Only   ___________________________________
_________________________________________________________________

          4)   Source of Funds (See Instructions):  OO (WC of
               other group member)
_________________________________________________________________

          5)   /    /  Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
          6)   Citizenship or Place of Organization:
                  United States
_________________________________________________________________

   Number              7)  Sole Voting Power:  11,999
     of               ___________________________________________
   Shares
Beneficially           8)  Shared Voting Power:  2,028,698
   Owned              ___________________________________________
     by
   Each                9)  Sole Dispositive Power:  11,999
 Reporting            ___________________________________________
  Person
   With               10)  Shared Dispositive Power:  2,028,698
_________________________________________________________________

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  2,044,030
_________________________________________________________________

         12)  /    /  Check if the Aggregate Amount in Row (11)
                      Excludes Certain Shares (See Instructions)
_________________________________________________________________

         13)  Percent of Class Represented by amount in Row (11):
              7.0%
_________________________________________________________________

         14)  Type of Reporting Person (See Instructions):  IN
_________________________________________________________________


                        (Page 14 of 24 pages)

CUSIP No. 029103-108           13D

          1)   Name of Reporting Persons:

                    Tully M. Friedman

_________________________________________________________________

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  / XX /    ________________________________________

          (b)  /    /    ________________________________________
_________________________________________________________________

          3)   SEC Use Only   ___________________________________
_________________________________________________________________

          4)   Source of Funds (See Instructions):  00 (WC of
               other group member)
_________________________________________________________________

          5)   /    /  Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

          6)   Citizenship or Place of Organization:
                  United States
_________________________________________________________________

   Number              7)  Sole Voting Power:  3,333
     of               ___________________________________________
   Shares
Beneficially           8)  Shared Voting Power:  2,028,698
   Owned              ___________________________________________
     by
   Each                9)  Sole Dispositive Power:  3,333
 Reporting            ___________________________________________
  Person
   With               10)  Shared Dispositive Power:  2,028,698
_________________________________________________________________

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  2,044,030
_________________________________________________________________

         12)  /    /  Check if the Aggregate Amount in Row (11)
                      Excludes Certain Shares (See Instructions)
_________________________________________________________________

         13)  Percent of Class Represented by amount in Row (11):
              7.0%
_________________________________________________________________

         14)  Type of Reporting Person (See Instructions):  IN
_________________________________________________________________

                        (Page 15 of 24 pages)

          Hellman & Friedman Capital Management, Inc., a California corporation ("Management, Inc."), hereby amends the Statement on Schedule 13D, as filed August 15, 1988 and amended September 21, 1988, October 4, 1988, November 30, 1988, December 22, 1989, November 26, 1991, February 6, 1992 and August 8,
1995 (the "Statement"), with respect to the shares of Common Stock, $0.01 par value (the "Common Stock") of American President Companies, Ltd., a Delaware corporation (the "Issuer"). This Amendment to the Statement is filed by Management, Inc. on its own behalf and on behalf of Hellman & Friedman
Capital Partners, a California Limited Partnership ("Capital Partners"), Hellman & Friedman Capital Partners International (BVI) ("Capital Partners International"), APC Partners, L.P. ("APC Partners"), H&F Redwood Partners, L.P. ("Redwood Partners"), Hellman & Friedman Capital Management, a
California Limited Partnership ("Capital Management"), Hellman & Friedman Capital Management International, a California Limited Partnership ("Capital Management International"), APC Management, L.P. ("APC Management"), H&F Redwood Investors, L.P. ("Investors, L.P."), H&F Capital Management International, Inc., a California corporation ("Management International, Inc."), APC Administrators, Inc., a California corporation ("APC Administrators"), H&F Redwood Investors, Inc. ("Investors, Inc."), F. Warren Hellman ("Mr. Hellman") and Tully M. Friedman ("Mr. Friedman") (collectively the "Group" or the "Reporting Persons"). Unless otherwise indicated, capitalized terms used below but not defined herein have the meanings assigned to them in the Statement.

COVER PAGES

          The cover pages to the Statement for the Reporting Persons identified therein are amended to read as shown on the cover pages included in this Amendment.

Item 1.   SECURITY AND ISSUER.

          Item 1 of the Statement is amended to read in its entirety as follows:

          The security to which this statement relates is the common stock, par value $0.01 (the "Common Stock"), of American President Companies, Ltd., a corporation incorporated under the laws of Delaware (the "Company"), whose principal executive offices are located at 1111 Broadway, Oakland, California 94607.

                              (Page 16 of 24 pages)

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 is amended by deleting the term "Series C" the first time it appears and inserting in lieu thereof "Series C Cumulative Convertible Preferred Stock, par value $ 0.01 (the "Series C")".


                              (Page 17 of 24 pages)

Item 4.   PURPOSE OF TRANSACTION.

          Item 4 of the Statement is amended to read in its entirety as follows:

          On August 8, 1995 Capital Partners, Capital Partners International, APC Partners and Redwood Partners agreed to sell, and sold, to the Company an aggregate of 2,000,000 shares of Common Stock for a price of $27.00 per share, paid by the Company in cash.

          Capital Partners, Capital Partners International, APC Partners and Redwood Partners continue to hold the remaining shares of Common Stock which are the subject of this Schedule for investment purposes.

          None of the Reporting Persons have any present intention to acquire control over the Issuer. However, both Mr. Hellman and Mr. Friedman presently serve as directors of the Company.

          The Reporting Persons are not aware of any proposals to acquire control of the Company and have no present intention to

                              (Page 18 of 24 pages)
exercise any of the rights they have under the Purchase Agreement to frustrate any particular proposal to acquire such control. However, the Reporting Persons reserve the right to exercise any and all rights which they may have in any manner they deem consistent with their interests (and, in the case of directors, their fiduciary duties to the Company and its stockholders) with respect to any proposal to alter the management or control of the Company.

Item 5.   INTERESTS IN SECURITIES OF THE ISSUER.

          Items 5(a), (b), and (c) of the Statement are amended to read in their entirety as follows:

          (a) and (b) The aggregate number of shares and percentage of Common Stock of the Company (based upon 29.4 million shares of Common Stock outstanding, as reported in the Company's press release dated August 8, 1995) beneficially owned by each Reporting Person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table:

                              (Page 19 of 24 pages)

                            NO. OF SHARES                 POWER TO VOTE           POWER TO DISPOSE
                            BENEFICIALLY   PERCENTAGE
PERSON                      OWNED          OF CLASS    SOLE(1)    SHARED(1)     SOLE(1)     SHARED(1)
------                      -------------  ----------  -------    ---------     -------     ---------
Capital Partners             1,263,996        4.3%      -0-       1,263,996      -0-        1,263,996

Capital Management           1,263,996        4.3%      -0-       1,263,996      -0-        1,263,996

Management, Inc.             1,263,996        4.3%      -0-       1,263,996      -0-        1,263,996

Capital Partners
International                   68,227        0.2%      -0-          68,227      -0-           68,227

Capital Management
International                   68,227        0.2%      -0-          68,227      -0-           68,227

Management
International, Inc.             68,227        0.2%      -0-          68,227      -0-           68,227

APC Partners                   653,833        2.2%      -0-         653,833      -0-          653,833

APC Management                 653,833        2.2%      -0-         653,833      -0-          653,833

APC Administrators             653,833        2.2%      -0-         653,833      -0-          653,833

Redwood  Partners               42,642        0.1%      -0-          42,642      -0-           42,642

Investors, L.P.                 42,642        0.1%      -0-          42,642      -0-           42,642

Investors, Inc.                 42,642        0.1%      -0-          42,642      -0-           42,642

F. Warren Hellman(2)         2,044,030        7.0%     11,999     2,028,698     11,999      2,028,698

Tully M. Friedman(2)         2,044,030        7.0%      3,333     2,028,698      3,333      2,028,698

Group                        2,044,030        7.0%      -0-       2,028,698      -0-        2,028,698



_______________________________

    (1) Each of Capital Partners, Capital Management, and Management, Inc. share power to vote and power to dispose of the 1,263,996 shares of Common Stock beneficially owned by them with each other and with Messrs. Hellman and Friedman, which individuals ultimately control the voting and disposition of such shares; each of Capital Partners International, Capital Management International and Management International, Inc. similarly share power to vote and power to dispose of the 68,227 shares of Common Stock beneficially owned by them with each other and Messrs. Hellman and Friedman, which individuals ultimately control the voting and disposition of such shares. Each of APC Partners, APC Management and APC Administrators share power to vote and power to dispose of the 653,833 shares of Common Stock beneficially owned by them with each other and Messrs. Hellman and Friedman, which individuals ultimately control the voting and disposition of such shares. Each of Redwood Partners, Investors, L.P. and Investors, Inc. share power to vote and power to dispose of the 42,642 shares of Common Stock beneficially owned by them with each other and with Messrs. Hellman and Friedman, which individuals ultimately control the voting and disposition of such shares. Messrs. Hellman and Friedman share power to vote and power to dispose of the 2,044,030 shares of Common Stock beneficially owned by them with each other and the various other Reporting Persons. Mr. Hellman has sole voting and dispositive power over 11,999 shares of Common Stock that he has a presently exercisable option to purchase, and Mr. Friedman has sole voting and dispositive power over 3,333 shares of Common Stock that he has a presently exercisable option to purchase.

     (2)  Percentage totals do not foot due to rounding.


                              (Page 20 of 24 pages)

     (c) Other than the conversion previously disclosed in Amendment No. 7 to this Statement and the sale of 2,000,000 shares of Common Stock by the Reporting Persons to the Company on August 8, 1995 and which sale is the subject of this Amendment No. 8, to the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any other transactions in the Common Stock of the Company during the past 60 days.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 of the Statement is amended by the addition at the end thereof of the the following:


                              (Page 21 of 24 pages)

     STOCK REPURCHASE AGREEMENT

     On August 8, 1995 Capital Partners, Capital Partners International, APC Partners, Redwood Partners and the Company entered into a Stock Repurchase Agreement pursuant to which the Company repurchased 2,000,000 shares of Common Stock from the partnerships (1,225,770 shares from Capital Partners, 66,193 shares from Capital Partners International, 666,667 shares from APC Partners and 41,370 shares from Redwood Partners) at a price per share (paid in cash) of $27.00. A copy of the Stock Repurchase Agreement is attached hereto as Exhibit 7(19).

Item 7.   EXHIBITS.

          Item 7 of the Statement is amended to read in its entirety as follows:

                              (Page 22 of 24 pages)

          Exhibit No.         Description of Exhibit
          -----------         ----------------------
          Exhibit 7(1)        Agreement with respect to Schedule 13D.

          Exhibit 7(2) Preferred Stock Purchase Agreement among Capital Partners, Capital Partners International, and the Company, dated August 3, 1988.

          Exhibit 7(3) Registration Rights Agreement among Capital Partners, Capital Partners International, and the Company dated August 3, 1988.

          Exhibit 7(4) Certificate of Designation, Preferences and Rights of the 9% Series C Cumulative Convertible Preferred Stock of American President Companies, Ltd.

          Exhibit 7(5)        Amendment and Exchange Agreement

          Exhibit 7(6)        First Amendment to Registration Rights Agreement

          Exhibit 7(7)        Second Amendment and Exchange Agreement

          Exhibit 7(8)        Second Amendment to Registration Rights Agreement

          Exhibit 7(9) Certificate of Designation, Preferences and Rights of the 9% Series C Cumulative Convertible Preferred Stock of American President Companies, Ltd. dated September 20, 1988.

          Exhibit 7(10)       Further Agreement with respect to Schedule 13D

          Exhibit 7(11)       Stock Purchase and Transfer Agreement

          Exhibit 7(12)       Third Amendment Agreement

          Exhibit 7(13)       Letter Agreement (Registration Rights)

          Exhibit 7(14)       Letter Agreement (Rule 144)

          Exhibit 7(15)       Letter Agreement (Disposition of Series C)

          Exhibit 7(16)       Further Agreement with
                              respect to Schedule 13D

          Exhibit 7(17)       Asset Transfer Agreement

          Exhibit 7(18)       Transfer and Consent Agreement

          Exhibit 7(19)       Stock Repurchase Agreement


                              (Page 23 of 24 pages)

                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              HELLMAN & FRIEDMAN CAPITAL
                              MANAGEMENT, INC.


Dated:  August 9, 1995       By: /s/ Matthew R. Barger
                                -------------------------------

                             Its: Vice President
                                  -----------------------------

                              (Page 24 of 24 pages)

                             INDEX OF EXHIBITS (1)
                             ---------------------

             Exhibit 7(19)                          Stock Repurchase Agreement





----------
1) Exhibits 7(1) to 7(18) were previously filed on paper.